EXHIBIT I



TEEKAY LNG PARTNERS L.P.
Bayside House, Bayside Executive Park, West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas

EARNINGS RELEASE

TEEKAY LNG PARTNERS REPORTS
FOURTH QUARTER AND ANNUAL RESULTS

Highlights

- Declared a cash distribution of $20.6 million, or $0.53 per unit, for the fourth quarter, up 14.6 percent from the same quarter of the prior year
- Generated $22.4 million in distributable cash flow, up from $17.6 million in the same quarter of the prior year
- Net loss of $0.5 million includes a $9.2 million unrealized foreign exchange loss and $5.7 million in non-cash expenses, which have no impact on cash flow
- Received offer from Teekay Corporation to acquire two specialized LNG carriers

Nassau, The Bahamas, February 27, 2008 - Teekay LNG Partners L.P. (*Teekay LNG* or *the Partnership*) (NYSE: TGP) today reported a net loss of $0.5 million for the quarter ended December 31, 2007, compared to a net loss of $7.4 million for the same period last year. The results for the fourth quarters of 2007 and 2006 included foreign currency translation losses of $9.2 million and $15.1 million, respectively, primarily relating to long-term debt denominated in Euros, and non-cash expenses of $5.7 million and $1.8 million, respectively, primarily relating to the accounting consolidation of the Tangguh and RasGas 3 vessels (which the Partnership has not yet acquired) and non-cash interest expense. Net voyage revenues[1] for the fourth quarter of 2007 increased to $66.1 million from $49.0 million in the same quarter of the prior year.

During the three months ended December 31, 2007, the Partnership generated $22.4 million in distributable cash flow[2], compared to $20.4 million for the third quarter of 2007. For the quarter ended December 31, 2007, the Partnership declared a cash distribution of $0.53 per unit, representing a total cash distribution of $20.6 million. The cash distribution was paid on February 14, 2008 to all unitholders of record on February 8, 2008.

Net loss for the year ended December 31, 2007 was $9.4 million, compared to a net loss of $9.6 million for the same period last year. The results for the year ended December 31, 2007 and 2006 included foreign currency translation losses of $41.2 million and $39.5 million, respectively, primarily relating to long-term debt denominated in Euros, and non-cash expenses of $18.5 million and $9.0 million, respectively, primarily relating to the accounting consolidation of the Tangguh and RasGas 3 vessels (which the Partnership has not yet acquired) and non-cash interest expense. Net voyage revenues for the year ended December 31, 2007 increased to $252.6 million, compared to $180.7 million for the year ended December 31, 2006.

The Partnership's Euro-denominated revenues currently approximate its Euro-denominated expenses and debt service costs. As a result, the Partnership currently is not exposed materially to foreign currency fluctuations. However, for accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This revaluation does not affect the Partnership's cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the income statement, as reflected in the foreign exchange losses discussed above for the three months and years ended December 31, 2007 and 2006, respectively.

(1) Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix B for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.

(2) Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix A for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.

Operating Results

The following table highlights certain financial information for Teekay LNG's segments; the Liquefied Gas Segment and the Suezmax Segment (please read the "Teekay LNG Partners' Fleet" section of this release below and *Appendix B* for further details):

(in thousands of U.S. dollars)	Three Months Ended December 31, 2007 (unaudited)			Three Months Ended December 31, 2006 (unaudited)		
	Liquefied Gas Segment	Suezmax Segment	Total	Liquefied Gas Segment	Suezmax Segment	Total
Net voyage revenues	45,957	20,179	66,136	27,907	21,055	48,962
Vessel operating expenses	8,055	6,719	14,774	4,949	5,591	10,540
Depreciation & amortization	11,615	5,011	16,626	8,720	4,875	13,595
Cash flow from vessel operations*	35,875	11,205	47,080	20,887	13,281	34,168

*Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership's web site at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

Liquefied Gas Segment

Cash flow from vessel operations from the Partnership's Liquefied Gas Segment increased to $35.9 million for the fourth quarter of 2007, compared to $20.9 million for the fourth quarter of 2006, primarily due to the delivery of the two remaining RasGas II LNG carriers, which commenced their 20-year fixed-rate charters in the first quarter of 2007, and the acquisition of the *Dania Spirit* LPG carrier from Teekay in January 2007.

Suezmax Segment

Cash flow from vessel operations from the Partnership's Suezmax tankers decreased to $11.2 million for the fourth quarter of 2007, compared to $13.3 million for the fourth quarter of 2006, primarily due to an increase in vessel operating expenses related mainly to higher crewing costs and the depreciation of the U.S. dollar which increased Euro-denominated expenses (offset by higher Euro-denominated revenues). In addition, lower revenue was earned by the *Teide Spirit* during the fourth quarter of 2007 compared to the same period in 2006. The time charter for the *Teide Spirit* contains a profit share component, which provides for additional revenues to the Partnership beyond the fixed-hire rate when spot freight rates exceed a certain threshold level.

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Future LNG/LPG Projects

Below is a summary of LNG and LPG newbuildings which the Partnership has agreed to, or has the right to, acquire:

Kenai LNG

In December 2007, Teekay Corporation (*Teekay*) acquired two 1993-built, 88,000 cubic meter specialized LNG vessels from a joint venture between ConocoPhillips and Marathon Oil Corporation for a total cost of $230.0 million. Teekay has offered these vessels to Teekay LNG in accordance with an omnibus agreement among Teekay, Teekay LNG, and Teekay Offshore Partners L.P. (the *Omnibus Agreement*).

RasGas 3 LNG

The Partnership has agreed to acquire Teekay's 40% interest in four 217,000 cubic meter newbuilding LNG carriers scheduled to deliver during the second quarter of 2008. Upon their deliveries, the vessels will provide transportation services to Ras Laffan Liquefied Natural Gas Co. Limited (3) (*RasGas 3*), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum, at fixed rates, with inflation adjustments, for a period of 25 years, with options exercisable by RasGas 3 to extend up to a total of 35 years. Teekay's joint venture partner, Qatar Gas Transport Company, owns the remaining 60% interest in these vessels.

Skaugen LPG

The Partnership has agreed to acquire three LPG carriers from IM Skaugen ASA Group (*Skaugen*) that are currently under construction and will be purchased upon their delivery from the shipyard between mid-2008 and mid-2009. Upon their delivery, the vessels will commence service under 15-year fixed-rate charters to Skaugen.

Tangguh LNG

The Partnership has agreed to acquire Teekay's 70% interest in two 155,000 cubic meter newbuilding LNG carriers scheduled to deliver during late 2008 and early 2009. Upon their deliveries, the vessels will provide transportation services to The Tangguh Production Sharing Contractors, a consortium led by a subsidiary of BP plc, to service the Tangguh LNG project in Indonesia at fixed rates, with inflation adjustments, for a period of 20 years. An Indonesian joint venture partner owns the remaining 30% interest in these vessels.

Angola LNG

As previously announced, a consortium in which Teekay has a 33% interest, has agreed to charter four newbuilding LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron, Sonangol, BP, and Total. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011. In accordance with the Omnibus Agreement, Teekay is obligated to offer Teekay LNG its interest in these vessels and related charter contracts.

Teekay LNG's Fleet

The following table summarizes the Partnership's fleet as of February 27, 2008:

	Number of Vessels		
	Delivered Vessels	Committed Vessels	Total
LNG Carrier Fleet	7	6[1]	13
LPG Carrier Fleet	1	3[2]	4
Suezmax Tanker Fleet	8	-	8
Total	**16**	**9**	**25**

(1) Represents the 40% interest in four newbuilding LNG carriers relating to the RasGas 3 LNG project and the 70% interest in two newbuilding LNG carriers relating to the Tangguh LNG project, as described above. Excludes Teekay's two Kenai LNG vessels and its 33% interest in the four Angola LNG newbuildings, as described above.

(2) Represents the three Skaugen LPG carriers currently under construction, as described above.

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Liquidity

As of December 31, 2007, the Partnership had total liquidity of $522.9 million, comprising $91.9 million in cash and cash equivalents (of which, $54.4 million is only available for the Tangguh Joint Venture) and $431.0 million in undrawn medium-term revolving credit facilities, up from total liquidity of $486.3 million in the previous quarter.

About Teekay LNG Partners L.P.

Teekay LNG Partners L.P. is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors. Teekay LNG Partners L.P. provides LNG, LPG and crude oil marine transportation services under long-term, fixed-rate time charter contracts with major energy and utility companies through its fleet of thirteen LNG carriers, four LPG carriers and eight Suezmax class crude oil tankers. Six of the thirteen LNG carriers are newbuildings scheduled for delivery between the second quarter of 2008 and early 2009. Three of the four LPG carriers are newbuildings scheduled for delivery between mid-2008 and mid-2009.

Teekay LNG Partners' common units trade on the New York Stock Exchange under the symbol "TGP".

Earnings Conference Call

The Partnership plans to host a conference call at 11:00 a.m. ET on Friday, February 29, 2008, to discuss the Partnership's results and the outlook for its business activities. The Partnership's earning presentation will be available on the Partnership's web site at www.teekaylng.com prior to the call. All unitholders and interested parties are invited to listen to the live conference call by dialing (866) 322-2356 or (416) 640-3405, or listen to the live conference call through the Partnership's web site. The Partnership plans to make available a recording of the conference call until midnight March 7, 2008 by dialing (866) 203-1112 or (647) 436-0148, access code 7958534, or via the Partnership's web site until March 30, 2008.

For Investor Relations enquiries contact:
Dave Drummond
Tel: +1 (604) 609-6442

For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6605

Web site: www.teekaylng.com

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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except unit data)

	Three Months Ended			Years Ended	
	December 31, 2007 (unaudited)	September 30, 2007 (unaudited)	December 31, 2006 (unaudited)	December 31, 2007 (unaudited)	December 31, 2006 (unaudited)
VOYAGE REVENUES	66,476	63,716	49,402	253,803	182,773
OPERATING EXPENSES					
Voyage expenses	340	317	440	1,197	2,030
Vessel operating expenses	14,774	13,935	10,540	56,460	38,800
Depreciation and amortization	16,626	16,501	13,595	65,501	51,969
General and administrative	4,282	3,531	4,254	15,090	13,211
	36,022	34,284	28,829	138,248	106,010
Income from vessel operations	30,454	29,432	20,573	115,555	76,763
OTHER ITEMS					
Interest expense	(34,871)	(32,651)	(24,196)	(133,688)	(86,483)
Interest income	12,951	12,219	10,664	49,287	37,425
Income tax recovery (expense)	133	91	9	(438)	567
Foreign exchange loss	(9,204)	(21,555)	(15,137)	(41,241)	(39,538)
Other income (loss) – net	15	(315)	669	1,087	1,675
	(30,976)	(42,211)	(27,991)	(124,993)	(86,354)
Net loss	(522)	(12,779)	(7,418)	(9,438)	(9,591)
Limited partners' units outstanding:					
Weighted-average number of common units outstanding					
- Basic and diluted	22,540,547	22,540,547	20,240,036	21,670,958	20,238,567
Weighted-average number of subordinated units outstanding					
- Basic and diluted	14,734,572	14,734,572	14,734,572	14,734,572	14,734,572
Weighted-average number of total units outstanding					
- Basic and diluted	37,275,119	37,275,119	34,974,608	36,405,530	34,973,139

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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED BALANCE SHEETS [1]
(in thousands of U.S. dollars)

	As at December 31, 2007 (unaudited)	As at December 31, 2006 (unaudited)
ASSETS		
Cash and cash equivalents	91,891	28,871
Restricted cash – current	26,662	55,009
Other current assets	17,081	15,937
Restricted cash – long-term	652,567	615,749
Vessels and equipment	1,595,731	1,316,836
Advances on newbuilding contracts	240,773	84,184
Other assets	411,892	212,040
Intangible assets	150,935	160,064
Goodwill	39,279	39,279
Total Assets	3,226,811	2,527,969
LIABILITIES AND PARTNERS' EQUITY		
Accounts payable and accrued liabilities	36,337	25,376
Current portion of long-term debt and capital leases	187,636	181,197
Current portion of long-term debt related to newbuilding vessels to be delivered	27,152	-
Advances from affiliates	40,950	43,243
Long-term debt and capital leases	1,586,073	1,021,182
Long-term debt related to newbuilding vessels to be delivered	421,536	266,340
Other long-term liabilities	69,687	109,849
Minority interest [2]	158,077	162,285
Partners' equity	699,363	718,497
Total Liabilities and Partners' Equity	3,226,811	2,527,969

(1) With the Partnership's agreement on November 1, 2006 to acquire Teekay Corporation's 70% and 40% interests in the Tangguh and RasGas 3 projects, respectively, the Partnership is required to consolidate Tangguh and equity account for its investment in RasGas 3 under U.S. generally accepted accounting principles.

(2) As the Partnership is consolidating the Tangguh and RasGas 3 projects and it has not yet acquired those interests as described in note (1) above, minority interest includes 100% of the equity interest in the Tangguh project and the Partnership's 40% equity interest in the RasGas 3 project.

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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Years Ended December 31,	
	2007 (unaudited)	2006 (unaudited)
Cash and cash equivalents provided by (used for)		
OPERATING ACTIVITIES		
Net operating cash flow	114,461	83,049
FINANCING ACTIVITIES		
Proceeds from long-term debt	751,708	234,996
Capitalized loan cost	(5,345)	(7,130)
Scheduled repayments of long-term debt	(61,869)	(161,003)
Prepayments of long-term debt	(291,098)	(46,000)
Net advances (to) from affiliates	(931)	20,272
Net advances (to) from joint venture partners	(21,630)	3,689
Decrease (increase) in restricted cash	11,590	(333,072)
Cash distributions paid	(74,116)	(64,237)
Proceeds from issuance of units	85,975	(142)
Net financing cash flow	394,284	(352,627)
INVESTING ACTIVITIES		
Net advances to joint ventures	(191,351)	(21,092)
Purchase of Teekay Nakilat Holdings Corporation	(75,071)	(26,863)
Purchase of Dania Spirit L.L.C.	(18,546)	-
Expenditures for vessels and equipment	(160,757)	(1,037)
Proceeds from sale of vessels and equipment	-	312,972
Net investing cash flow	(445,725)	263,980
Increase (decrease) in cash and cash equivalents	63,020	(5,598)
Cash and cash equivalents, beginning of the period	28,871	34,469
Cash and cash equivalents, end of the period	91,891	28,871

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TEEKAY LNG PARTNERS L.P.
APPENDIX A - RECONCILIATION OF NON-GAAP FINANCIAL MEASURE
(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Distributable Cash Flow *(DCF)*

Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-cash interest expense, minority interest, estimated maintenance capital expenditures, gains and losses on vessel sales, income taxes and foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by the Partnership's capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership's ability to make quarterly cash distributions. Distributable cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership's performance required by accounting principles generally accepted in the United States. The table below reconciles distributable cash flow to net income.

	Three Months Ended December 31, 2007 (unaudited)
Net loss	(522)
Add:	
Depreciation and amortization	16,626
Foreign exchange loss	9,204
Non-cash interest expense and other	5,740
Less:	
Estimated maintenance capital expenditures	6,647
Income tax recovery	133
Minority interest recovery	84
Minority owners' share of DCF before estimated maintenance capital expenditures	1,801
Distributable cash flow	22,383

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TEEKAY LNG PARTNERS L.P.
APPENDIX B - SUPPLEMENTAL SEGMENT INFORMATION
(in thousands of U.S. dollars)

	Three Months Ended December 31, 2007 (unaudited)		
	Liquefied Gas Segment	**Suezmax Segment**	**Total**
Net voyage revenues [1]	45,957	20,179	66,136
Vessel operating expenses	8,055	6,719	14,774
Depreciation and amortization	11,615	5,011	16,626
General and administrative	2,027	2,255	4,282
Income from vessel operations	24,260	6,194	30,454

	Three Months Ended December 31, 2006 (unaudited)		
	Liquefied Gas Segment	**Suezmax Segment**	**Total**
Net voyage revenues [1]	27,907	21,055	48,962
Vessel operating expenses	4,949	5,591	10,540
Depreciation and amortization	8,720	4,875	13,595
General and administrative	2,071	2,183	4,254
Income from vessel operations	12,167	8,406	20,573

(1) Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership's web site at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management's current views with respect to certain future events and performance, including statements regarding: the Partnership's future growth prospects; Teekay's offer of the Kenai LNG vessels to the Partnership; Teekay offering its interest in the Angola LNG Project vessels to the Partnership; the timing of the commencement of the RasGas 3 and Tangguh LNG projects; the timing of LNG and LPG newbuilding deliveries; and the Partnership's exposure to foreign currency fluctuations, particularly in Euros. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: the unit price of equity offerings to finance acquisitions, changes in production of LNG or LPG, either generally or in particular regions; required approvals by the conflicts committee of the board of directors of the Partnership's general partner to acquire any LNG projects offered to the Partnership by Teekay; less than anticipated revenues or higher than anticipated costs or capital requirements; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts and inability of the Partnership to renew or replace long-term contracts; LNG and LPG project delays, shipyard production delays; the Partnership's ability to raise financing to purchase additional vessels or to pursue LNG or LPG projects; changes to the amount or proportion of revenues, expenses, or debt service costs denominated in foreign currencies; and other factors discussed in Teekay LNG's filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2006. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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